FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 November 2004

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following release to the Australian Stock Exchange on 16 November, 2004

Exhibit 1:

Nov 16

Rinker results for announcement to market - half year ended 30 September 2004

Exhibit 2:

Nov 16

Rinker News Release - Rinker Net Profit up 37% in US$ and 26% in A$

Exhibit 3:

Nov 16

Rinker report to ASX - half year ended 30 September 2004

Exhibit 4:

Nov 16

Rinker quarterly financial information

EXPLANATORY NOTE

The unaudited interim financial statements contained on pages 5 to 18 in Exhibit 3 to this Form 6-K are being provided for incorporation by reference into the (i) the registration statements on Form S-8 of Rinker Group Limited (Nos. 333-111156, 333-110648 and 333-110647) and (ii) registration statement on Form S-8 of Rinker Group Limited to be filed on or about November 17, 2004.  Such unaudited interim financial statements shall be considered to be part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	/s/ Luke Keighery

Title:	Manager Investor Services

Date:	November 16 2004